

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Rene Casares
Senior Vice President, General Counsel and Secretary
Academy Sports & Outdoors, Inc.
1800 North Mason Road
Katy, TX 77449

      Re: Academy Sports & Outdoors, Inc.
          Draft Registration Statement on Form S-1
          Submitted April 23, 2021
          CIK No. 0001817358

Dear Mr. Casares:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Joseph H. Kaufman